SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         Schedule 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*

                 Hornbeck Offshore Services, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           440542108
                         (Cusip Number)

                      F. Richard Bernasek
                   201 Main Street, Suite 2500
                     Fort Worth, Texas 76102
                         (817) 332-2500
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         October 27, 1995
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,365,462 shares, which constitutes approximately 10.4% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 13,167,265 shares outstanding.
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1.   Name of Reporting Person:

     Portal Energy Corporation

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00-See Item 5(c)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 660,428(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 660,428(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     660,428

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  5.0%


14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its controlling person, Portal Corporation.
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
1.   Name of Reporting Person:

     Portal Corporation

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 660,428 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 660,428 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     660,428 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  5.0%


14.  Type of Reporting Person: CO

-------------
(1)  Solely in its capacity as the controlling person of Portal Energy
     Corporation.

(2)  Power is exercised through its controlling person, Bruce Hunt.

1.   Name of Reporting Person:

     Bruce Hunt

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 1,365,462 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,365,462 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,365,462 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  10.4%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as the controlling person of (a) Portal Corporation with respect to 660,428 of such shares, (b) Pentad Resources, Inc. with respect to 657,053 of such shares and (c) Petrol Marine Corporation with respect to 47,981 of such shares.

1.   Name of Reporting Person:

     Pentad Offshore Corporation

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: OO - See Item 5(c)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 657,053 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 657,053 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     657,053

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  5.0%


14.  Type of Reporting Person: CO

------------

(1)  Power is exercised through its controlling person, Pentad Resources, Inc.

1.   Name of Reporting Person:

     Pentad Resources, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 657,053 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 657,053 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     657,053 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  5.0%

14.  Type of Reporting Person: CO

------------
(1) Solely in its capacity as the controlling person of Pentad Offshore Corporation.

(2)  Power is exercised through its controlling person, Bruce Hunt.

1.   Name of Reporting Person:

     Petrol Marine Corporation

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: OO - See Item 5(c)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                             /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 47,981 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 47,981 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     47,981

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.4%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its controlling person, Bruce Hunt.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated November 12, 1992, as amended by Amendment No. 1 dated November 23, 1992, Amendment No. 2 dated March 23, 1994 and Amendment No. 3 dated July 11, 1995 (the "Schedule 13D"), relating to the Common Stock, par value $0.10 per share, of Hornbeck Offshore Services, Inc.

Item 1.  SECURITY AND ISSUER.

     No material change

Item 2.  IDENTITY AND BACKGROUND.

     No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No material change.

Item 4.  PURPOSE OF TRANSACTION.


     Item 4 hereby partially is amended by adding at the end thereof the following:


     Portal, Pentad and Petrol have determined not to sell any shares of the Stock under the Registration Statement.

     Except as set forth in this Item 4 and in Item 5(c), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     No material change.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

     Exhibit B -- Agreement in Principle dated November 3, 1992 between Hornbeck Offshore Services, Inc. and Portal Energy Corporation and Bruce Hunt, previously filed with the Schedule 13D.

     Exhibit C -- Agreement in Principle dated November 3, 1992 between Hornbeck Offshore Services, Inc. and Pentad Offshore Corporation and Bruce Hunt, previously filed with the Schedule 13D.

     Exhibit D -- Agreement in Principle dated November 3, 1992 between Hornbeck Offshore Services, Inc. and Petrol Marine Corporation and Bruce Hunt, previously filed with the Schedule 13D.

     Exhibit E -- Power of Attorney of Pentad Offshore Corporation, previously filed with the Schedule 13D.

     Exhibit F -- Asset Purchase Agreement dated as of November 16, 1992, by and among Hornbeck Offshore Services, Inc. and certain of its subsidiaries and Portal Energy Corporation and Portal Corporation, previously filed with Amendment No. 1 to the Schedule 13D.

     Exhibit G -- Asset Purchase Agreement dated as of November 16, 1992, by and among Hornbeck Offshore Services, Inc. and certain of its subsidiaries and Pentad Offshore Corporation and Pentad Resources, Inc., previously filed with Amendment No. 1 to the Schedule 13D.

     Exhibit H -- Asset Purchase Agreement dated as of November 16, 1992, by and among Hornbeck Offshore Services, Inc., Hornbeck Offshore (1992-II) Corporation and Petrol Marine Corporation, previously filed with Amendment No. 1 to the
Schedule 13D.

     Exhibit I -- Form of Purchase Note, previously filed with Amendment No. 1 to the Schedule 13D.

     Exhibit J -- Form of Agency Agreement, previously filed with Amendment No. 1 to the Schedule 13D.

     Exhibit K -- Form of Limited Guaranty Agreement, previously filed with Amendment No. 1 to the Schedule 13D.

     Exhibit L -- Form of Stockholders Agreement, previously filed with Amendment No. 1 to the Schedule 13D.

     Exhibit M -- Form of Voting Agreement, previously filed with Amendment No. 1 to the Schedule 13D.

     Exhibit N -- Form of Pledge Agreement by Portal Energy Corporation for the benefit of New First City, Texas-Dallas, N.A., as Agent, previously filed with Amendment No. 1 to the Schedule 13D.

     Exhibit O -- Form of Second Lien Pledge Agreement by Portal Energy Corporation for the benefit of Lyda Hunt-Herbert Trusts, previously filed with Amendment No. 1 to the Schedule 13D.

     Exhibit P -- Form of Third Lien Pledge Agreement by Portal Energy Corporation for the benefit of Bruce Hunt, previously filed with Amendment No. 1 to the Schedule 13D.

     Exhibit Q -- Form of Pledge Agreement by Pentad Offshore Corporation for the benefit of New First City, Texas-Dallas, N.A., previously filed with Amendment No. 1 to the Schedule 13D.

     Exhibit R -- Amendment No. 1 to Asset Purchase Agreement dated as of March 18, 1994 by and among Hornbeck Offshore Services, Inc. and certain of its subsidiaries and Portal Energy Corporation and Portal Corporation, previously filed with Amendment No. 2 to the Schedule 13D.

     Exhibit S -- Amendment No. 1 to Asset Purchase Agreement dated as of March 18, 1994 by and among Hornbeck Offshore Services, Inc. and certain of its subsidiaries and Pentad Offshore Corporation and Pentad Resources, Inc., previously filed with Amendment No. 2 to the Schedule 13D.

     Exhibit T -- Amendment No. 1 to Asset Purchase Agreement dated as of March 18, 1994 by and among Hornbeck Offshore Services, Inc. and certain of its subsidiaries and Petrol Marine Corporation, previously filed with Amendment No. 2 to the Schedule 13D.

     Exhibit U -- Pledge Agreement dated as of March 18, 1994 by and among Hornbeck Offshore Services, Inc. and certain of its subsidiaries and Portal Energy Corporation and Portal Corporation, previously filed with Amendment No. 2 to the Schedule 13D.

     Exhibit V -- Pledge Agreement dated as of March 18, 1994 by and among Hornbeck Offshore Services, Inc. and certain of its subsidiaries and Pentad Offshore Corporation and Pentad Resources, Inc., previously filed with Amendment No. 2 to the Schedule 13D.

     Exhibit W -- Pledge Agreement dated as of March 18, 1994 by and among Hornbeck Offshore Services, Inc. and certain of its subsidiaries and Petrol Marine Corporation, previously filed with Amendment No. 2 to the Schedule 13D.

     Exhibit X -- Amendment No. 1 to Stockholders Agreement, previously filed with Amendment No. 2 to the Schedule 13D.

     Exhibit Y -- Mutual Release dated as of March 18, 1994 by and among Hornbeck Offshore Services, Inc. and certain of its subsidiaries and Portal Energy Corporation and Portal Corporation, previously filed with Amendment No. 2 to the Schedule 13D.

     Exhibit Z -- Mutual Release dated as of March 18, 1994 by and among Hornbeck Offshore Services, Inc. and certain of its subsidiaries and Pentad Offshore Corporation and Pentad Resources, Inc., previously filed with Amendment No. 2 to the Schedule 13D.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:   October 31, 1995

                                   PORTAL ENERGY CORPORATION
                                   PORTAL CORPORATION



                                   By: /s/ Bruce W. Hunt
                                       Bruce W. Hunt, President
                                       of each corporation


                                   PENTAD OFFSHORE CORPORATION
                                   PENTAD RESOURCES, INC.



                                   By: /s/ Bruce W. Hunt
                                       Bruce W. Hunt,
                                       Vice President of each corporation


                                   PETROL MARINE CORPORATION



                                    /s/ Bruce W. Hunt
                                   Bruce W. Hunt,
                                   Chief Executive Officer



                                    /s/ Bruce W. Hunt
                                   Bruce W. Hunt